SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33058; 812-14670

Aberdeen Asset Management Inc., et al.

March 27, 2018

Agency: Securities and Exchange Commission ("Commission")

Action: Notice.

Notice of application for an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for exemptions from section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 thereunder to permit certain joint transactions.

Summary of Application: Applicants requests an order to permit certain registered open-end and closed-end management investment companies or series thereof to invest in a private investment vehicle established by their investment advisers for the purpose of investing in China A Shares and certain other Chinese securities.

Applicants: Aberdeen Asset Management Inc. ("AAMI"), Aberdeen Asset Managers Limited, ("AAML"), Aberdeen Asset Management Asia Limited ("AAMAL," and together with AAMI and AAML, the "Initial Advisers"), Aberdeen Funds (the "Trust"), Aberdeen Greater China Fund, Inc. ("GCH"), and Aberdeen Institutional Commingled Funds, LLC (the "Commingled LLC").

Filing Dates: The application was filed on July 20, 2016, and amended on February 10, 2017, September 22, 2017, January 18, 2018, and March 19, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 23, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 225 Liberty Street, New York, NY 10281.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773, or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a Delaware statutory trust and is registered under Act as an open-end management investment company. GCH is a Maryland corporation and is registered under the Act as a closed-end management investment company. Each of Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund (together with GCH, collectively, the "Initial Funds") is a series of the Trust.

2.　　The Commingled LLC is a limited liability company under the Delaware Limited Liability Company Act, which relies on the exemption from registration under the Act provided by section 3(c)(7) of the Act.[1]

3.　　Each Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), and AAMI, AAML and AAMAL are wholly-owned subsidiaries of Aberdeen Asset Management PLC. AAMI serves as the investment adviser to the series of the Trust pursuant to an investment advisory agreement between AAMI and the Trust, on behalf of its series (the "AAMI Agreement"). AAMAL and AAML both serve as sub-advisers (collectively, and in this capacity, the "Sub-Advisers") to certain series of the Trust, including Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, pursuant to sub-advisory agreements by and among the Trust, AAMI and the respective Sub-Adviser (the "Sub-Advisory Agreements"). The Initial Advisers also serve as sub-adviser to a number of other registered management investment companies or series thereof.[2] AAMAL serves as the investment manager to GCH pursuant to an

---

[1]　　Each entity that currently intends to rely on the requested relief, other than the Initial Sub-Advised Funds (defined below), has been named as an applicant. Any existing or future registered open-end or closed-end management investment companies or series thereof for which an Initial Adviser, or an Initial Adviser's successor, or any person controlling, controlled by, or under common control with an Initial Adviser (an "Aberdeen Affiliate") acts as investment adviser or sub-adviser (each such Initial Adviser or Aberdeen Affiliate acting as investment adviser or sub-adviser, an "Adviser") that may rely on the requested relief in the future is a "Future Fund".   For purposes of the requested order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. The Initial Funds, Sub-Advised Funds (as defined below) and Future Funds are referred to collectively as the "Funds" or individually as a "Fund". Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of the requested order.

[2]　　The following registered management investment companies or series of registered management investment companies are sub-advised by an Adviser and, to the Adviser's knowledge, currently intend to rely on the requested relief, subject to approval by their respective primary investment advisers and boards of directors or trustees: First Trust/Aberdeen Emerging Opportunity Fund, Brighthouse/Aberdeen Emerging Markets Equity Portfolio, Emerging Markets Equity Portfolio,

investment management agreement (together with the AAMI Agreement and Sub-Advisory

Agreements, the "Advisory Agreements"). The Initial Advisers are responsible for making

investment decisions for the Initial Funds and Initial Sub-Advised Funds that they advise or sub-

advise, as applicable, and for administering the business and affairs of such Initial Funds. The

Initial Advisers are entitled, under the terms of the Advisory Agreements, to receive

management fees directly from the Initial Funds, or in the case of the Sub-Advisers, from AAMI,

in each case at specified rates. In the case of the Initial Sub-Advised Funds, the Initial Advisers

receive a sub-advisory fee from the applicable Unaffiliated Manager (defined below) at specified

rates.[3] As investment adviser, investment manager and/or sub-adviser, AAMI's, AAML's and

AAMAL's activities are subject to the oversight of the Board of Trustees of the Trust and the

Board of Directors of GCH, as applicable (each Fund's Board of trustees/directors, a "Board"),

at least a majority of whose members are not "interested persons" of the Trust or GCH, as

defined in section 2(a)(19) of the Act (the members of a Fund's Board who are not "interested

persons" of the relevant Fund, as defined in Section 2(a)(19) of the Act, the "Independent Board

Members").

4.   The Advisers also advise or may advise collective investment trusts, private

pooled investment vehicles and investment companies registered in other jurisdictions (together,

the "Other Vehicles"), as well as separately managed accounts (together with the Other Vehicles,

---

Thrivent Partner Emerging Markets Equity Fund, Thrivent Partner Worldwide Allocation Fund, Thrivent Partner Emerging Markets Equity Portfolio and Thrivent Partner Worldwide Allocation Portfolio (collectively, the "Initial Sub-Advised Funds," and together with any other existing or future registered open-end or closed-end management investment company or series thereof that is sub-advised by an Adviser that may rely on the requested relief in the future, the "Sub-Advised Funds"). Only the portion of a Sub-Advised Fund managed by an Adviser would be permitted to make investments into an Aberdeen China A Fund Series (defined below) in reliance on the requested order.

[3]   Pursuant to condition 10, an Unaffiliated Manager (defined below) would be required to contractually agree to comply with the applicable conditions of the requested order as a prerequisite to a Sub-Advised Fund's reliance on the requested order.

"Other Accounts").[4] Applicants state that these Other Accounts may have similar investment objectives and strategies as the Funds and will invest in an Aberdeen China A Fund Series (defined below) along with one or more Funds.

5. The Funds desire to purchase and redeem limited liability company interests ("Interests") of separately identified series of the Commingled LLC (each separate series of the Commingled LLC, an "Aberdeen China A Fund Series"). Each Aberdeen China A Fund Series invests in securities of Chinese companies, including without limitation, class A Shares listed on People's Republic of China ("PRC") stock exchanges, rights to invest in such class A Shares or other equivalent securities authorized by the China Securities Regulatory Commission for purchase by non-Chinese investors or "qualified foreign institutional investors" ("QFII"), corporate or government bonds listed on PRC stock exchanges or traded in the over-the-counter markets of the PRC and warrants listed on PRC stock exchanges (together, "Chinese Securities").[5] Notwithstanding the foregoing, a security will only be a "Chinese Security" if it is subject to the quota systems described in the application (as such quota systems may be amended or altered from time to time). Interests in the Aberdeen China A Fund Series will be sold only to the Funds and the Other Accounts. The initial Aberdeen China A Fund Series will be the China A Share Equity Fund (the "Initial Aberdeen China A Fund"),

6. Applicants assert that, for a variety of reasons, it is not practical or economical for the Funds to invest a significant amount of assets directly in Chinese Securities. Applicants state that, until 2002, the Chinese government restricted investment in China A Shares and other

---

[4]   The Applicants acknowledge that they are neither seeking nor receiving relief with respect to the separately managed accounts.

[5]   Applicants represent that the Aberdeen China A Fund Series will not invest in derivatives or in other pooled investment vehicles.

Chinese Securities to domestic (i.e., Chinese) investors.[6] According to Applicants, since 2002, the Chinese Government has permitted certain non-Chinese investors to invest in China A Shares and gradually has liberalized applicable rules to permit non-Chinese investors to invest in other types of Chinese Securities. However, subject to limited exceptions described in the application, to do so, a foreign investor must receive a license as a QFII or Renminbi Qualified Foreign Institutional Investor ("RQFII") and be allotted a quota, representing the amount in renminbi of Chinese Securities that the investor may purchase. As described more fully in the application, individual applications on behalf of each Fund or Other Account would generally not be practical or feasible. Accordingly, AAMAL has obtained QFII and RQFII licenses and quota so that it can invest in Chinese Securities on behalf of the Funds and Other Accounts and the Advisers are applying for additional quota under the RQFII to be made available to the Initial Aberdeen China A Fund and the Other Accounts.

7.   Applicants state that while some of the Initial Funds currently invest in China A Shares (pursuant to quota allocated by AAMAL) and other Chinese Securities, the use of the Aberdeen China A Fund Series would allow the Funds, and Other Accounts, to gain dedicated exposure to Chinese Securities and provide numerous additional investment opportunities for the Funds that are consistent with their investment objectives and policies. Additionally, being able to pool investments into China A Shares with Future Funds and Other Accounts will provide more diversification with respect to China A Share investments. Future Funds would obtain access to China A Shares without having to obtain individual licenses as QFIIs or RQFIIs, and without having to comply with the reporting required for each fund or account that is allocated

---

[6]   Applicants assert that, for a variety of reasons, China A Shares are a more attractive means to invest in Chinese companies than are other categories of stock that are available on the Shanghai, Shenzhen and Hong Kong Stock Exchanges (which is where a significant majority of publicly traded Chinese companies list their shares).

quota from an Adviser with an existing QFII or RQFII license. Applicants state that each Aberdeen China A Fund Series will invest only in Chinese securities and cash and cash equivalents.

8.   The Commingled LLC is organized as a Delaware limited liability company. AAMI serves as the managing member of the Commingled LLC. The Commingled LLC does not have a board of directors or trustees. Each Fund or Other Account may purchase interests of an Aberdeen China A Fund Series; if there is more than one Aberdeen China A Fund Series, a Fund or Other Account may invest in some or all of the different Aberdeen China A Fund Series.[7] Each Aberdeen China A Fund Series will have its own portfolio manager or portfolio management team at AAMI and/or AAMAL who will be responsible for selecting particular Chinese Securities for investment by that Aberdeen China A Fund Series. Each Fund or Other Account investing in an Aberdeen China A Fund Series will hold Interests which will represent a proportionate share of the Aberdeen China A Fund Series' net assets and a proportionate claim on the Aberdeen China A Fund Series' net income. Interests in an Aberdeen China A Fund Series used by the Funds will be valued daily in accordance with the Funds' valuation procedures as approved by each Fund's Board and in accordance with section 2(a)(41) of the Act. Each Interest would have the same rights as any other Interest, and the Aberdeen China A Fund Series would not issue preferred interests.

9.   The Advisers will not charge advisory fees to an Aberdeen China A Fund Series used by the Funds. The Advisers will, however, be entitled to receive applicable advisory fees from the Funds or Other Accounts. Expenses of the Aberdeen China A Fund Series will be

---

[7]   Applicants state that one Aberdeen China A Fund Series is contemplated, but in the future additional Aberdeen China A Fund Series may be established to invest in different issuers, or types, of Chinese Securities based generally on the particular characteristics of those issuers, or types, of Chinese Securities.

charged to the Aberdeen China A Fund Series as a whole and accrue on a daily basis.[8] The

books of each Aberdeen China A Fund Series will be accounted for under standard accounting

principles and in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"),

and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in

accordance with U.S. Generally Accepted Auditing Standards ("GAAS").[9] An Aberdeen China

A Fund Series in which a Fund invests will not engage in leverage or borrow except that an

Aberdeen China A Fund Series may borrow in amounts not exceeding 5% of its total assets for

temporary or emergency purposes or for the clearance of transactions, but not for speculative

investment purposes, and may pledge its assets to secure such borrowings.

      10.   A Fund's decision to invest in an Aberdeen China A Fund Series will be made by

a Fund's portfolio manager(s). Although daily repatriation is permitted under the RQFII open

ended fund model, it is possible that proceeds from sales of portfolio investments in liquid or

illiquid Chinese Securities may not be able to immediately be repatriated to a foreign investor

such as an Aberdeen China A Fund Series at the approximate value at which the Aberdeen China

A Fund Series has valued the investment. Accordingly, each Fund will treat its entire investment

in an Aberdeen China A Fund Series as an investment that is not liquid for purposes of any

applicable rules or guidance of the Commission or its staff regarding the management of

---

[8]   Expenses of the Aberdeen China A Fund Series will include basic fees and expenses of service providers, such as the administrator, transfer agent, accountant, local custodian and legal counsel. No fees will be paid by an Aberdeen China A Fund Series to an administrator or transfer agent that is an Aberdeen Affiliate or Unaffiliated Manager (defined below) except in accordance with condition 3.

[9]   Applicants state that the GAAS standards applicable to the audit of an Aberdeen China A Fund Series would be the same standards as those applicable to a registered investment company. Further, applicants state that GAAP would apply to both the Aberdeen China A Fund Series audit and a registered investment company audit. Thus, applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the Aberdeen China A Fund Series.

liquidity with respect to open-end and/or closed-end funds, as applicable, and will otherwise be subject to the limits described in condition 4.

11. Applicants state that access by the Funds and Other Accounts to the quota (*i.e.*, to Chinese Securities) through the Aberdeen China A Fund Series is not expected to be limited. On a day to day basis, each Aberdeen China A Fund Series will utilize the quota that has been allocated by the respective Adviser or Aberdeen Affiliate. When an Aberdeen China A Fund Series has used up approximately 70% of the quota allocated to it, the respective Adviser or Aberdeen Affiliate will apply for additional quota. Before any additional quota is approved, in the event that there is a shortfall or an anticipated shortfall in available quota, the Adviser or Aberdeen Affiliate will review whether there is any surplus quota allocated to a Fund, Other Account or Aberdeen China A Fund Series that could be reallocated to the Aberdeen China A Fund Series. In the unlikely circumstances that there are times when an Aberdeen China A Fund Series' investments will be limited by quota limitations, access by the Funds and Other Accounts to Aberdeen China A Fund Series Interests will be allocated in accordance with the Advisers' trade order aggregation and trade allocation policies and procedures (the "Advisers' Trade Allocation Policy"). Under the Advisers' Trade Allocation Policy, if fewer Interests are available than are requested by the portfolio managers of the Funds and Other Accounts, Interests will generally be allocated across participating accounts on a *pro rata* basis according to requested order size.[10] However, there may be certain circumstances where the Advisers,

---

[10]   Currently, AAMAL manages one other client to which it has granted quota under its RQFII license, which is the Aberdeen Global — China A Share Equity Fund, a collective investment vehicle incorporated in Luxembourg (the "Luxembourg China A Fund") that is not available for sale to U.S. investors. The Luxembourg China A Fund investors are generally not permitted to invest in the Aberdeen China A Fund Series due to their residency outside of the U.S. AAMAL expects that both funds will continue to be offered despite their duplication in strategy, in order to make the strategy available in multiple jurisdictions. Additionally, AAMAL could, but is currently not expected to, grant RQFII quota to similar collective investment vehicles or other

consistent with the Trade Allocation Policy as it will be amended, may take into account other factors such that there is a deviation from an exact *pro rata* allocation in an effort to allocate Interests fairly across accounts. For example, given that it can take several months to receive additional quota under the RQFII structure, there may be an instance where one Fund requests additional Interests months before they are available, while another Fund requests additional Interests a day before they are available. In that case, the Advisers may take the timing of the request into account and fulfill the first Fund's entire request for additional Interests and offer the second Fund the remainder, if any, while the Advisers put in an additional request for quota so that it can satisfy the second Fund's request. Similarly, if more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated *pro rata* among requesting Funds and Other Accounts.[11] The Advisers will not

---

clients in the future (together with the Luxembourg China A Fund and the Aberdeen China A Fund Series, "Aberdeen China Accounts"). In the event that quota is exhausted by the Luxembourg China A Fund or other client(s) prior to the launch of the Initial China A Fund Series, AAMAL intends to apply for additional quota. To the extent there is demand for additional Chinese Securities through the RQFII license from multiple Aberdeen China Accounts or from other clients of the Advisers who are allocated quota through a QFII license, allocations of Chinese Securities, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to the Advisers' Trade Allocation Policy. Similarly, consistent with the Advisers' Trade Allocation Policy, in the event that AAMAL receives additional RQFII quota, such additional RQFII quota will be allocated amongst Aberdeen China Accounts pro rata based on amounts requested by such Aberdeen China Accounts.

[11]   Applicants are not seeking comfort nor is the Commission providing any opinion on whether the Advisers' Trade Allocation Policy meets the standards applicable under the Act or the Advisers Act.

consider the potential impact on the quota when making investment decisions for the Funds or Other Accounts.[12]

12.   Applicants state that AAMI contemplates making a nominal investment (i.e. expected to be $1,000 and in no case more than $10,000) in the Initial Aberdeen China A Fund. AAMI will acquire Interests in the Initial Aberdeen China A Fund having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the Initial Aberdeen China A Fund. The sole purpose of the proposed investment is to permit AAMI to serve as the tax matters partner of the Initial Aberdeen China A Fund, which intends to be treated as a partnership for U.S. federal tax purposes. Applicants state that in the absence of AAMI's investment, it is likely that the U.S. Internal Revenue Service would appoint a non-managing member partner of the Commingled LLC to serve as tax matters partner of the Initial Aberdeen China A Fund in an audit proceeding. In addition, absent AAMI's investment, the tax matters partner could change from year-to-year, which may disrupt preparation of the Initial Aberdeen China A Fund's annual tax return.

Applicants' Legal Analysis:

Section 17(a) – purchase and sale of Interests

1.   Section 17(a) generally provides, in part, that it is unlawful for any affiliated person of a registered investment company ("first-tier affiliate"), or any affiliated person of such person ("second tier affiliate"), acting as principal, to sell or purchase any security or other property to or from such investment company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or

---

[12]   Applicants state that the quota may be reduced or revoked if AAMAL (or if other Advisers in the future receive a license, by the relevant Adviser) does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount.

holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person. Section 2(a)(9) defines "control" to mean "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."

2.   Applicants state that the Funds and the Aberdeen China A Fund Series are expected to be affiliated persons under section 2(a)(3) of the Act, because it is expected that one or more Funds and Other Vehicles will own at least 5%, and potentially, more than 25% of the Interests of an Aberdeen China A Fund Series. While Interests of an Aberdeen China A Fund Series will be non-voting interests, a Fund or Other Vehicle could have power to exercise a controlling influence over the management or policies of an Aberdeen China A Fund Series and be deemed an affiliated person of the Aberdeen China A Fund Series under section 2(a)(3)(C). Furthermore, as the investment advisers to the Funds, the Advisers are affiliated persons of the Funds that they advise under section 2(a)(3)(E) and, because AAMI is the managing member of the Commingled LLC, an Aberdeen China A Fund Series may be deemed to be under AAMI's control under section 2(a)(3)(C), resulting in each Aberdeen China A Fund Series being deemed an affiliated person of an affiliated person of certain, if not all, of the Funds. Since the Funds and the Aberdeen China A Fund Series may share a common investment adviser or investment advisers that are wholly-owned by the same parent company, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of section 2(a)(3)(C).

3.   If a Fund and an Aberdeen China A Fund Series are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the Aberdeen China A Fund Series to the Fund, and the redemption of such Interests by the Fund, would be prohibited under section 17(a) of the Act.

4.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of each registered investment company involved and with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provisions of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

5.   Applicants submit that the proposed arrangement satisfies the standards for relief under sections 17(b) and 6(c) of the Act. For the reasons discussed below, Applicants submit that the terms of the arrangement, including the consideration to be paid, are fair and reasonable and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants further submit that the Funds' participation in the Aberdeen China A Fund Series will be necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

6. Applicants state that each Fund and Other Account will be treated identically as a holder of Interest in the Aberdeen China A Fund Series, and each Fund and Other Account will purchase and sell Interests of an Aberdeen China A Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that Aberdeen China A Fund Series. Applicants note that no Adviser, Aberdeen Affiliate, or investment manager to a Sub-Advised Fund that is not an Initial Adviser or Aberdeen Affiliate or any person controlling, controlled by or under common control with such investment manager (any such investment manager to a Sub-Advised Fund or control affiliate of such investment manager, an "Unaffiliated Manager") will receive an advisory fee from an Aberdeen China A Fund Series used by the Funds. The Funds, as holders of Interests of the Aberdeen China A Fund Series, will not be subject to any sales load, redemption fee, distribution fee or service fee, except that the Aberdeen China A Fund Series will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs. If a redemption fee is charged by an Aberdeen China A Fund Series, such fee will be limited in accordance with the then-current requirements of the Commission applicable to management investment companies offering redeemable securities as if the Aberdeen China A Fund Series were an open-end investment company. The financial statements of the Aberdeen China A Fund Series will be audited. Moreover, administrative fees and transfer agent fees will be paid by an Aberdeen China A Fund Series used by the Funds to an Adviser, Aberdeen Affiliate, or Unaffiliated Manager only upon the determination by each Fund's Board, including a majority of Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.

Applicants argue that the fees payable to the Aberdeen China A Fund Series' service providers will be for distinct services, and the costs of such fees will be outweighed by opportunity to invest in Chinese Securities.

Section 17(d)

7.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit joint transactions involving registered investment companies and their affiliates unless the Commission has approved the transaction. In considering whether to approve a joint transaction under rule 17d-1, the Commission considers whether the proposed transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which the participation of the investment companies is on a basis different from or less advantageous than that of the other participants.

8.   Applicants state that the Funds (by purchasing Interests of the Aberdeen China A Fund Series), the Advisers (by managing the portfolio securities of the Aberdeen China A Fund Series and the Funds at the same time that the Funds are invested in Interests of the Aberdeen China A Fund Series and/or by providing a nominal tax matters partner investment in the Aberdeen China A Fund Series), and the Aberdeen China A Fund Series (by selling its Interests to, and redeeming its Interests from, the Funds), could be deemed to be participants in a joint enterprise or arrangement within the meaning of section 17(d) and rule 17d-1.

9.   Applicants request an order pursuant to section 17(d) and rule 17d-1 to permit the proposed transactions with the Aberdeen China A Fund Series. Applicants submit that the investment by the Funds in the Aberdeen China A Fund Series on the basis proposed is consistent with the provisions, policies and purposes of the Act, and that each Fund will invest in

15

Interests of the Aberdeen China A Fund Series on the same basis as any other shareholder (i.e., the other Funds and Other Accounts). Applicants further state that the Advisers will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Allocations of Chinese Securities to different Aberdeen China A Fund Series, and allocations of opportunities to invest in the Aberdeen China A Fund Series, by Funds and Other Accounts, will be subject to the Advisers' Trade Allocation Policy, under the supervision of the Advisers' and the Funds' Chief Compliance Officer, and compliance with the Advisers' Trade Allocation Policy will be overseen by each Fund's Board.

10.   Applicants do not believe that AAMI's nominal investment as tax matters partner in the Initial Aberdeen China A Fund poses any potential conflict of interest not addressed by the conditions contained in the application. AAMI will acquire Interests having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the Initial Aberdeen China A Fund.

Section 17(a) – cross transactions

11.   Applicants propose that the Funds be permitted to continue to engage in certain purchase and sale cross transactions in securities ("Cross Transactions") between a Fund seeking to implement a portfolio strategy and an Other Vehicle seeking to raise or invest cash. The Funds currently rely on rule 17a-7 to engage in such Cross Transactions; however, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with an Aberdeen China A Fund Series, the Funds may not be entitled to rely on rule 17a-7 because they would no longer be affiliated solely for the reasons permitted by the rule.

12.   Applicants assert that the potential affiliations created by the Aberdeen China A Fund Series structure do not affect the other protections provided by the rule, including the integrity of the pricing mechanism employed, and oversight by each Fund's Board. Applicants represent that the Funds and Other Vehicles will comply with the requirements set forth in rule 17a-(7)(a) through (g). Applicants thus believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   The Funds' investments in Interests of an Aberdeen China A Fund Series will be undertaken only in accordance with the Funds' stated investment restrictions and will be consistent with their stated investment policies.

2.   The Advisers, their affiliated persons and Unaffiliated Managers will receive no advisory fee from an Aberdeen China A Fund Series in connection with the Funds' investment in the Aberdeen China A Fund Series. The Advisers, their affiliated persons and Unaffiliated Managers will receive no commissions, fees, or other compensation (except for administrative and/or transfer agent fees that are paid in accordance with condition 3 as described in the application) from a Fund or an Aberdeen China A Fund Series in connection with the purchase or redemption by the Funds of Interests in the Aberdeen China A Fund Series. Interests of an Aberdeen China A Fund Series will not be subject to a sales load, redemption fee, distribution fee or service fee, except that the Aberdeen China A Fund Series will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of

17

offsetting brokerage, tax or other costs. If a redemption fee is charged by an Aberdeen China A Fund Series, such fee will be limited in accordance with the then-current requirements of the Commission applicable to management investment companies offering redeemable securities as if the Aberdeen China A Fund Series were an open-end investment company registered under the Act.

3.　　　　Administrative fees and transfer agent fees will be paid by an Aberdeen China A Fund Series used by the Funds to an Adviser, Aberdeen Affiliate or Unaffiliated Manager only upon a determination by each Fund's Board, including a majority of its Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund's Board, the Fund's Adviser will reimburse to that Fund the amount of any administrative fee and transfer agent fee borne by that Fund as an investor in the Aberdeen China A Fund Series.

4.　　　　Each Fund will treat its entire investment in an Aberdeen China A Fund Series as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each Fund that is an open-end fund must not purchase an illiquid security if, as a result, more than 15% of its net assets would be invested in illiquid assets, which for purposes of the requested relief include any investments in an Aberdeen China A Fund Series. In addition, each Fund will, at all times, limit its holdings in the Aberdeen China A Fund Series to no more than 15% of its net assets.

5. Each Fund's Board, including a majority of the Independent Board Members, will determine initially and no less frequently than annually that the Fund's investment in the Aberdeen China A Fund Series is, and continues to be, in the best interests of the Fund and the Fund's shareholders. As part of this determination, each Fund's Board will consider the custody arrangements for the Aberdeen China A Fund Series' foreign securities (under rule 17f-5) and the bonding arrangements in place for certain of the Aberdeen China A Fund Series' officers and employees (under rule 17g-1).

6. The Advisers will make the accounts, books and other records of each Aberdeen China A Fund Series available for inspection by the Commission staff and, if requested, will furnish copies of those records to the Commission staff.

7. Each Aberdeen China A Fund Series will comply with the following sections of the Act as if the Aberdeen China A Fund Series were an open-end management investment company registered under the Act, except as noted: section 9; section 12 (except that each Aberdeen China A Fund Series shall be permitted to sell Interests to Funds in excess of the limits set out in section 12(d)(1)(B)); section 13 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under section 2(a) (42) of the Act for purposes of applying this condition and the offering memorandum utilized by the Aberdeen China A Fund Series to offer and sell Interests will be regarded as a registration statement for purposes of applying this condition); section 17(a) (except as described in the application); section 17(d) (except as described in the application); section 17(e); section 17(f); section 17(h), section 18 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under section 2(a)(42) of the Act for purposes of applying this condition); section 21; section 36; and sections 37-53. In addition, the Aberdeen China A Fund Series will comply with

the rules under section 17(f)[13] and section 17(g) of the Act, and rule 22c-1 under the Act as if the Aberdeen China A Fund Series were an open-end management investment company registered under the Act. This condition 7 will apply only to Aberdeen China A Fund Series in which a Fund has invested; this condition 7 will not apply to Aberdeen China A Fund Series invested in exclusively by Other Accounts except insofar as necessary for the Aberdeen China A Fund Series invested in by a Fund to comply with this condition.

The Advisers will adopt procedures designed to ensure that each Aberdeen China A Fund Series complies with the aforementioned sections of the Act and rules under the Act. The Advisers will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. In addition, in connection with the determination required by condition 5 above, the Advisers will provide annually to each Fund's Board a written report about the Advisers' and the Aberdeen China A Fund Series' compliance with this condition.

All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purpose of implementing condition 7, any action that the above-referenced statutory and regulatory provisions require to be taken by the directors, officers and/or employees of a

---

[13] The Applicants note that they will operate each Aberdeen China A Fund Series such that rule 17f-1, rule 17f-2, and rule 17f-3 will not be applicable to it.

registered investment company will be performed by AAMI (or its successor)[14] as the managing

member of the Commingled LLC, except to the extent that the order requires the Funds' Boards

to exercise oversight or take action with respect to the Aberdeen China A Fund Series as an

extension of such Boards' duties to the Funds.

8.   To engage in Cross Transactions, the Funds will comply with rule 17a-7 under the

Act in all respects other than the requirement that the parties to the transaction be affiliated

persons (or affiliated persons of affiliated persons) of each other solely by reason of having a

common investment adviser or investment advisers which are affiliated persons of each other,

common officers, and/or common directors, solely because a Fund and Other Vehicle might

become affiliated persons within the meaning of section 2(a)(3)(A), (B) or (C) of the Act because

of their investments in an Aberdeen China A Fund Series.

9.   An Aberdeen China A Fund Series in which a Fund invests will not engage in

leverage or borrow except that an Aberdeen China A Fund Series may borrow in amounts not

exceeding 5% of its total assets for temporary or emergency purposes or for the clearance of

transactions, but not for speculative investment purposes, and may pledge its assets to secure

such borrowings.

10.   A Sub-Advised Fund may not invest in an Aberdeen China A Fund Series in

reliance on the order unless the Sub-Advised Fund's Unaffiliated Manager has executed an

agreement with the Aberdeen China A Fund Series stating that the Unaffiliated Manager

---

[14] *See supra*, footnote 1.

understands the terms and conditions of the order and agrees to comply with conditions 1, 2, 3, 4, 5 and 8 of the order.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary